UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File No. 000-4829

A.	Full title of the plan and address of the plan, if different from that of the issuer named below: Nabi Savings & Retirement Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nabi Biopharmaceuticals
5800 Park of Commerce Blvd., NW
Boca Raton, FL 33487
(561) 989-5800

NABI SAVINGS & RETIREMENT PLAN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator of Nabi Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Savings & Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Fort Lauderdale, Florida
June 13, 2003

NABI SAVINGS & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2002	2001

Assets
Investments, at fair value	$11,050,063	$9,455,387
Receivables:
Contribution from employer	936,250	300,253
Contribution from plan participants	33,282	27,308

Net assets available for benefits	$12,019,595	$9,782,948

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

Additions:
Investment results:
Net depreciation in fair value of investments	$(3,053,317)
Interest and dividend income	189,228
Contributions:
Transfer from Nabi – Rockville Savings and Retirement Plan	3,825,300
From employer	936,250
From plan participants	1,847,679

Total additions	3,745,140
Deductions:
Participant withdrawals	1,447,422
Administrative expenses	61,071

Total deductions	1,508,493

Net increase	2,236,647
Net assets available for benefits at beginning of year	9,782,948
Net assets available for benefits at end of year	$12,019,595

See accompanying notes.

NABI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Nabi Savings & Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the plan administrator.

General. The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted April 1, 1985. Employees are eligible for participation in the Plan on the first day of the calendar quarter following the employee’s date of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Company amended the Plan to incorporate certain required legislative amendments.

Effective January 1, 2002, $3,825,300, which represented all remaining net assets of the Nabi-Rockville Savings & Retirement Plan, was transferred to the Plan, in connection with the merger of the Nabi-Rockville Savings & Retirement Plan with and into the Plan. As a result of such merger the Nabi-Rockville Savings & Retirement Plan ceased to exist as a separate entity as of January 1, 2002.

Contributions. Each year, participants may contribute up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. Nabi Biopharmaceuticals’ contributions are discretionary at the option of Nabi Biopharmaceuticals’ Board of Directors. In 2002, Nabi Biopharmaceuticals contributed to the Plan a discretionary company match equal to 100% for employee contributions up to 4% of the participant’s earnings. In 2001, Nabi Biopharmaceuticals contributed to the Plan a discretionary company match equal to 50% for employee contributions up to 4% of the participant’s earnings.

Investment Options. Upon enrollment in the Plan, a participant may direct participant and employer contributions to any of the Plan’s fund options. Participants may change their investment options on a daily basis. In 2000, Nabi Biopharmaceuticals amended the Plan to permit investment in Nabi Biopharmaceuticals common stock.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) employer contributions and (b) Plan investment results, and is charged with an allocation of administrative expenses. Allocations are based on participants’ account balances or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.

Vesting. Participants are immediately vested in their own contributions, current employer contributions and earnings thereon.

Participant Loans. Participants may borrow from their fund accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by 50% of the participant’s vested account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deduction.

Payment of Benefits. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum amount equal to the vested amount of their accounts.

Forfeitures. Forfeitures resulted from non-vested benefit payments remaining in the Plan for all terminated employees who were participants in the Nabi-Rockville Savings & Retirement Plan. The balance of forfeited non-vested accounts at December 31, 2002 in the amount of $12,000 was used to partially offset the employer contribution to the Plan relating to the 2002 fiscal year.

2.    Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Shares of Nabi Biopharmaceuticals common stock included in participant accounts are valued at quoted market price at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. Nabi Biopharmaceuticals has elected for the Plan to pay substantially all administrative fees incurred by the Plan during 2002.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3.    Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and December 31, 2001 are as follows:

	2002	2001

Smith Barney Corporate Trust Company:
Gabelli Growth Fund	$2,021,018	$2,219,436
Smith Barney Money Market — Government Portfolio	1,475,467	1,022,519
Janus Twenty Fund	1,093,680	783,926
T. Rowe Price Equity Income Fund	1,031,788	*
Strong Government Securities Fund	985,999	606,008
Skyline Special Equities Fund	946,912	630,954
Dreyfus Founders Discovery Fund	893,724	852,055
Nabi Biopharmaceuticals common stock	665,635	583,749
Lazard International Equity Portfolio	651,634	477,443
Neuberger Berman Focus Trust	*	1,027,547
Participant Loans	*	550,179

*	Investment not greater than 5%

The Plan’s investments, including investments bought, sold and held during the year, (depreciated) appreciated in fair value as follows:

December 31,
2002

Mutual funds	$(2,741,340)
US government securities	51
Common stocks	(312,028)

$(3,053,317)

4.    Plan Termination

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

	December 31,	December 31,
	2002	2001

Net assets available for benefits per the financial statements	$12,019,595	$9,782,948
Benefits approved but unpaid	(12,906)	(35,387)

Net assets available for benefits per the Form 5500	$12,006,689	$9,747,561

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

Year ended
December 31,
2002

Participant withdrawals per the financial statements	$1,447,422
Benefit claim payable from December 31, 2001 Form 5500	(35,387)
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	12,906

Benefits paid per the Form 5500	$1,424,941

Amounts allocated to withdrawn participants are recorded on the Form 5500 as benefits paid including benefits that have been processed and approved for payment prior to year-end but not yet paid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Nabi Savings & Retirement Plan

	By:	Nabi Biopharmaceuticals, Plan Administrator

Date: June 30, 2003	By:	/s/ Mark Smith
Mark L. Smith Senior Vice President, Finance, Chief Financial Officer, Chief Accounting Officer, and Treasurer

Nabi Savings and Retirement Plan

EIN: 59-1212264 Plan No.: 001
Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2002

	(b)	(c)
	Identity of Issue,	Description of Investment, Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest,	Current
(a)	Similar Party	Collateral, Par, or Maturity Value	Value

*	Smith Barney Corporate Trust	Gabelli Growth Fund	$2,021,018
		Smith Barney Money Market - Government Portfolio	1,475,467
		Janus Twenty Fund	1,093,680
		T. Rowe Price Equity Income Fund	1,031,788
		Strong Government Securities Fund	985,999
		Skyline Special Equities Fund	946,912
		Dreyfus Founders Discovery Fund	893,724
		Lazard International Equity Portfolio	651,634
		ING GNMA Income Fund	270,348
		Credit Suisse Emerging Markets Fund	259,294
		Loomis Sayles Bond Fund	182,887
		Credit Suisse Global Fixed Income Fund	157,066
		Neuberger Berman Focus Trust	6
*	Nabi Biopharmaceuticals	Common Stock, par value $.10 per share	665,635
*	Participant Loans	Interest rates between 5.25% - 10.50%	414,605

			$11,050,063

*	Represents a party in interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.

INDEX TO EXHIBITS

Exhibits		Page Number

23.1	Consent of Ernst & Young LLP	12
99.1	Statement under Section 906 of the Sarbanes-Oxley Act of 2002	13